Exhibit 99.1

Purple Biotech Presents Phase 1 Interim Monotherapy Data for NT219 at ASCO 2022,

Demonstrating Encouraging Safety & Efficacy Profile

A Confirmed Partial Response in GEJ Patient, Stable Disease demonstrated in 75% of patients with mutated-KRAS colon cancer

REHOVOT, Israel, May 27, 2022 -- Purple Biotech Ltd. ("Purple Biotech", or the "Company") (NASDAQ/TASE: PPBT), a clinical-stage company focused on developing first-in-class, effective and durable therapies by harnessing the power of the tumor microenvironment to overcoming tumor immune evasion and drug resistance, today announced positive interim safety and efficacy data from the Phase 1 study of NT219 in adults with advanced solid tumors. Findings will be presented during the 2022 American Society of Clinical Oncology (ASCO) Annual Meeting as a poster presentation during the Developmental Therapeutics—Molecularly Targeted Agents and Tumor Biology track (Abstract #3096).

“We are very encouraged by the initial safety and efficacy signals from NT219, and the durability of response,” said Michael Schickler, Ph.D., Head of Clinical & Regularly Affairs at Purple Biotech. “One patient with refractory gastroesophageal junction cancer, previously treated with four prior lines of therapies, was treated for 22 weeks and achieved a confirmed partial response. Remarkably, the patient has not progressed, approximately one year after the end of treatment. This, together with the demonstrated stable disease for patients with mutated-KRAS colon cancer and with the preclinical studies of NT219 in this cancer type, support the continuation of future clinical studies with NT219.”

As of May 12, 2022, a total of 14 patients were enrolled to four NT219 dose levels (3 - 24mg/kg) in the dose escalation phase, of which 12 were evaluable for dose limiting toxicity (DLT) determination. Four patients included with colorectal cancer (CRC), three with pancreatic cancer, two with breast cancer, and one of each of the following cancers: gastroesophageal junction (GEJ), esophageal and appendiceal cancer. The median number of prior treatment regimens for metastatic disease was 4 (median 2-11).

Eight Grade 3 adverse events (AEs) were observed, no Grade 4 AEs or treatment related deaths were reported.

For the 12 evaluable patients, best overall response included one confirmed partial response (GEJ patient > 5.5 months duration of response), 3 stable disease (SD), in CRC patients with mutated KRAS, and one patient awaiting follow up MRI/CT scans. As of the cutoff date, ten patients that completed the dose limiting toxicity (DLT) period were either on treatment or in follow up (range 1.1 to 18 months). Evaluation of NT219 safety monotherapy and in combination with cetuximab continues in additional patients with advanced cancers.

“These data demonstrate the strong potential of NT219 as a viable treatment option for patients with cancer,” said Isaac Israel, CEO of Purple Biotech. “As we continue to advance our portfolio of assets, we are focused on bringing forward a human-centric approach to cancer treatment, exploring agents and mechanisms of action that others may have overlooked, in order to improve patient outcomes. Our goal is to study NT219 in combination with cetuximab in patients with recurrent and metastatic colorectal cancer and squamous cell carcinoma of the head and neck (SCCHN), which we have already started.”

NT219 is a first-in-class small molecule, a direct inhibitor of Insulin Receptor Substrates 1/2 (IRS) and STAT3, targeting IRS for degradation and suppressing STAT3 phosphorylation. Both IRS1/2 and STAT3 are major signaling junctions regulated by various oncogenes, mediating mitogenic, anti-angiogenic and metastatic processes and play an important role in the modulation of both the tumor and the tumor microenvironment, affecting drug resistance and duration of response.

About Purple Biotech

Purple Biotech Ltd. is a clinical-stage company developing first-in-class therapies designed to overcome tumor immune evasion and drug resistance. The Company’s oncology pipeline includes NT219 and CM24. NT219 is a dual inhibitor, novel small molecule that simultaneously targets IRS1/2 and STAT3. The Company is currently advancing NT219 as a monotherapy treatment of solid tumors, followed by a dose escalation of NT219 in combination with cetuximab for the treatment of recurrent and/or metastatic squamous cell carcinoma of the head and neck cancer (SCCHN) or colorectal adenocarcinoma in a phase 1/2 study, and an expansion phase of NT219 at its recommended phase 2 dose in combination with cetuximab in patients with recurrent and/or metastatic SCCHN. CM24 is a humanized monoclonal antibody that blocks CEACAM1, an immune checkpoint protein that supports tumor immune evasion and survival through multiple pathways. The Company is advancing CM24 as a combination therapy with anti-PD-1 checkpoint inhibitors in selected cancer indications. The Company initiated a phase 2 study for the treatment of pancreatic ductal adenocarcinoma (PDAC). The Company has entered into a clinical collaboration agreement, as amended, with Bristol Myers Squibb for the phase 1/2 clinical trials, to evaluate the combination of CM24 with the PD-1 inhibitor nivolumab (Opdivo®) in addition to chemotherapy. The Company’s corporate headquarters are located in Rehovot, Israel. For more information, please visit https://purple-biotech.com.

Forward-Looking Statements and Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the plans, strategies and objectives of management for future operations; product development for NT219 and CM24; the process by which early stage therapeutic candidates such as NT219 and CM24 could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents obtained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2021 and in our other filings with the U.S. Securities and Exchange Commission (“SEC”), including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, https://www.sec.gov.

Company Contact:

Gil Efron

President & Chief Financial Officer

IR@purple-biotech.com